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07001567

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53514

FACING PAGE
Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First National Capital Markets, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1620 Dodge Street
(No. and Street)

Omaha	Nebraska	68197
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. David Cota, President — (402) 633-7485
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100	Omaha	Nebraska	68102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Cota, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First National Capital Markets, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

David Cota
Name

President
Title


GENERAL NOTARY - State of Nebraska
JULIE C. TAKECHI
My Comm. Exp. Aug. 24, 2008

julie c. takechi
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
210
SECTION

First National Capital Markets, Inc.

(A Wholly-Owned Subsidiary of First National of Nebraska, Inc.)

(SEC I.D. No. 8-53514)

Statements of Financial Condition as of December 31, 2006 and 2005 and Independent Auditors' Report on Internal Control Required by the Securities and Exchange Commission Rule 17a-5 and Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) as a ***PUBLIC DOCUMENT***



Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

Wells Fargo Center
1248 O Street, Ste. 716
Lincoln, NE 68508-1424
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
First National Capital Markets, Inc.
Omaha, Nebraska

We have audited the accompanying statements of financial condition of First National Capital Markets, Inc. (the "Company"), a wholly-owned subsidiary of First National of Nebraska, Inc., as of December 31, 2006 and 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such statements of financial condition present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2007

FIRST NATIONAL CAPITAL MARKETS, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005
Cash and cash equivalents	$ 862,348	$ 949,268
Receivables:		
Commissions	344,754	222,734
Affiliate (Note D)	295,122	88,298
Interest	116,625	71,625
Other	8,236	13,134
Total Receivables	764,737	395,791
Prepaid expenses and other assets	706,210	21,963
Property and equipment, net (Note C)	32,698	35,350
Investment in partnership (Note F)	500,000	500,000
Total Assets	$2,865,993	$1,902,372
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accrued expenses and other liabilities	$ 313,837	$ 150,436
Affiliate accounts payable (Note D)	177,252	87,890
Income taxes payable	43,878	59,213
Total Liabilities	534,967	297,539
COMMITMENTS AND CONTINGENCIES (Note G)		
STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value; 10,000 shares authorized, issued and outstanding	10,000	10,000
Additional paid-in capital	640,000	640,000
Retained earnings	1,681,026	954,833
Total Stockholder's Equity	2,331,026	1,604,833
Total Liabilities and Stockholder's Equity	$2,865,993	$1,902,372

The accompanying notes are an integral part of these statements of financial condition.

FIRST NATIONAL CAPITAL MARKETS, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006 and 2005

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First National Capital Markets, Inc. (the "Company") is a wholly-owned subsidiary of First National of Nebraska, Inc. (the "Parent Company"). The Company is engaged in the purchase and sale of an array of financial products including fixed income and money market securities primarily to institutional clientele. In addition, the Company offers services including bond accounting, portfolio analysis, financial reporting, and safekeeping. Service fees result from amounts collected from independent contract brokers for processing securities trades and from amounts collected for administrative and compliance services. The Company executes and clears trades through the First National Bank of Omaha, a majority-owned subsidiary of the Parent Company.

The Company operates as a separate entity as a registered member of the NASD.

The Company is exempt (under paragraph (k)(2)(i)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Use of Estimates – The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Securities Transactions – Securities transactions are recorded on a trade-date basis.

Income Taxes – The Company is included in the consolidated income tax return of the Parent Company. Under the liability method used to calculate income taxes, the Parent Company provides deferred taxes for differences between the financial statement carrying amounts and tax bases of existing assets and liabilities by applying currently enacted statutory rates which are applicable to future periods.

Deferred taxes relate to employee benefits, depreciation and amortization. Deferred taxes are reflected in other assets on the statements of financial condition.

B. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Although nonclearing broker-dealers generally have a minimum net capital requirement of $100,000, the NASD has informed the Company that it must maintain minimum net capital of $250,000 due to the Company's close relationship with its clearing agent (see Note A). Net capital, net capital requirement, and net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of $501,939 and a net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 1.07 to 1. At December 31, 2005, the Company had net capital of $741,152 and a net

capital requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was .40 to 1.

C. PROPERTY AND EQUIPMENT

The Company's property and equipment consisted of the following as of December 31, 2006 and 2005:

	2006	2005
Furniture and equipment	$ 15,390	$ 12,360
Computer equipment	20,972	18,636
Software	397,661	378,632
	434,023	409,628
Accumulated depreciation and amortization	(401,325)	(374,278)
Net property and equipment	$ 32,698	$ 35,350

D. RELATED PARTY TRANSACTIONS

The Company provides services to other affiliates of the Parent Company, including First National Bank of Omaha ("FNBO"). These services include federal funds transfers, bond accounting, portfolio trades, repurchase agreements and negotiable certificates of deposit dealer services, and commercial paper management. At December 31, 2006 and 2005, approximately $295,000 and $88,000, respectively, was due to the Company from affiliates for services provided.

In addition, the Company has a service agreement with the Parent Company and FNBO in which FNBO provides the Company with certain services including trade execution and clearing, purchasing, personnel, general ledger, website development, financial services, executive support, financial, operational and information systems audit services, compliance audit and consulting services, branding/trademark modifications and miscellaneous other corporate services. The Company is billed for such services based on various allocation methods. At December 31, 2006 and 2005, the Company owed its affiliates approximately $177,000 and $88,000, respectively, for services provided.

Transaction terms with related parties are not necessarily indicative of the terms that would be present if the parties were unrelated.

E. EMPLOYEE BENEFIT PLANS

Employees of the Company participate in employee benefit plans sponsored by the Parent Company. Among them is a noncontributory defined benefit pension plan. The Company is allocated its share of the cost of this plan. As of December 31, 2006 and 2005, the Company had remitted all amounts related to its share of the benefit obligation to the Parent Company; therefore, no liability existed.

In addition to providing pension benefits, the Parent Company also sponsors postretirement medical and death benefits to retired employees meeting certain eligibility requirements. The medical plan is contributory, whereby the retired employee pays a portion of the health insurance premium, and contains other cost-sharing features such as deductibles and coinsurance. The Company is allocated its share of costs for the postretirement benefit plan. At December 31, 2006 and 2005, the Company's share of the benefit obligation was approximately $7,100 and $4,600, respectively, which is recorded as a liability on the statements of financial condition.

In addition to the pension and postretirement benefit plans, the Parent Company also has a contributory defined contribution plan which covers substantially all employees. The Company is allocated its share of costs for the defined contribution plan.

F. INVESTMENT IN PARTNERSHIP

The Company has an interest in a limited partnership. The Company's partnership interest is less than 3% of the partnership's total capital and is accounted for at original cost, $500,000. The Company assesses this investment for impairment on an annual basis.

G. COMMITMENTS AND CONTINGENCIES

The Company may be involved in various legal matters in the normal course of its business. At December 31, 2006, and 2005, management does not believe that any such matters, either individually or in the aggregate, will materially affect the Company's financial position.

H. RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* (the "Interpretation"). The Interpretation establishes for all entities, including pass-through entities, a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. The Interpretation is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the effective date. Management has not determined the impact this interpretation may have, if any, on the financial statements.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") 157, *Fair Value Measurements*, which clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities. Adoption of SFAS 157 requires the use of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim period within those fiscal years. Management does not believe the adoption of this standard will have a material impact on the financial statements.

To the Board of Directors and Stockholder of
First National Capital Markets, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of First National Capital Markets, Inc. (the "Company"), a wholly-owned subsidiary of First National Nebraska, Inc., as of and for the year ended December 31, 2006 (on which we issued our report dated February 23, 2007 in accordance with auditing standards generally accepted in the United States of America), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Omaha, Nebraska
February 23, 2007

END